UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (a)

TERRA MEDIA, LTD.

(Name of Issuer)

COMMON STOCK

$0.001 Par Value

 (Title of Class of Securities)

88101H105

(CUSIP Number)

Roger L. Fidler, Esq.

225 Franklin Avenue

Midland Park, New Jersey 07432

(201) 670-0881

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 27, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

CUSIP No. 88101H105	Page 2 of 4 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Thomas P. Monahan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b)X
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,000,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
10,000,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
85.9%
14	TYPE OF REPORTING PERSON
HC IN

CUSIP No. 88101H105	Page 3 of 4 Pages

Item 1.

 Security And Issuer.

This statement relates to shares of common stock, par value $0.001 per share (the “Shares”), of

Terra Media, Ltd., a Delaware corporation (the “Issuer”). The principal executive office of the   Issuer is located at 60 Knolls Crescent, Apartment 9M, Bronx, New York 10463.

Item 2.

 Identity And Background

a)

NAME

Thomas P. Monahan

b)

RESIDENCE OR BUSINESS ADDRESS

60 Knolls Crescent, Apartment 9M

Bronx, New York 10463

c)

PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

Accounting Consultant

60 Knolls Crescent, Apartment 9M

Bronx, New York 10463

d)

CRIMINAL CONVICTIONS (PAST 5 YEARS)

None.

e)

PARTY TO CIVIL PROCEEDINGS (PAST 5 YEARS)

None.

f)

CITIZENSHIP

USA

Item 3.

 Source And Amount Of Funds Or Other Consideration

The Reporting Person made the $10,000.00 purchase using personal funds.

Item 4.

 Purpose Of Transaction

The acquisition of the purchased securities was in the formation of the corporation for which the

Reporting Person is the founder and has been the controlling shareholder from inception.

Item 5. Interest In Securities Of The Issuer

(a)-(b)

The Reporting Person acquired 10,000,000 shares of common stock of the Issuer, which

represents approximately 85.9% of the issued and outstanding shares of the Issuer as of the date   hereof.

The Reporting Person has the sole power to vote and to dispose of all of the Shares.

(c)

The Reporting Person has not effected, within the last sixty (60) days, any transactions involving the Shares.

(d)          None.

CUSIP No. 88101H105	Page 4 of 4 Pages

(e) Not applicable.

Item 6.

Contract, Arrangements, Understandings Or Relationships With Respect To Securities Of

The Issuer

The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies

Item 7. Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 2, 2008	REPORTING PERSON:

Thomas P. Monahan

	By:	/s/Thomas P. Monahan
Name: Thomas P. Monahan President, Secretary